SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

AMERICAN INDEPENDENCE CORP.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

026760 40 5
(CUSIP Number)

Mr. David T. Kettig
485 Madison Avenue, 14th Floor
New York, NY 10022
(212) 355-4141
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2015
(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 026760 40 5			
1.	Names of Reporting Persons. Independence Holding Company		
2.	Check the Appropriate Box if a Member of a Group (see Instructions)		(a) x (b) ☐
3.	SEC Use Only		
4.	Source of Funds (see Instructions) N/A		
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware		
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,800,795	
	8.	Shared Voting Power 0	
	9.	Sole Dispositive Power 2,800,795	
	10.	Shared Dispositive Power 0	
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,423,151(1)		
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row 11 91.9% (2)		
14.	Type Of Reporting Person (See Instructions) HC, CO		

(1) Of the shares reported, pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Independence Holding Company hereby disclaims beneficial ownership as to the 4,622,356 shares owned by its indirect, wholly owned subsidiary, Madison Investors Corporation.

(2) Represents the percentage ownership based on 8,079,215 shares of common stock issued and outstanding as of December 31, 2014, as reported on the Issuer's Annual Report on Form 10-K, filed with the SEC on March 16, 2015.

	CUSIP NO. 026760 40 5		
1.	Names of Reporting Persons. Madison Investors Corporation		
2.	Check the Appropriate Box if a Member of a Group (see Instructions)		(a) x (b) ☐
3.	SEC Use Only		
4.	Source of Funds (see Instructions) WC		
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware		
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,622,356	
	8.	Shared Voting Power 0	
	9.	Sole Dispositive Power 4,622,356	
	10.	Shared Dispositive Power 0	
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,622,356		
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row 11 57.2%*		
14.	Type Of Reporting Person (See Instructions) CO		

* Represents the percentage ownership based on 8,079,215 shares of common stock issued and outstanding as of December 31, 2014, as reported on the Issuer's Annual Report on Form 10-K, filed with the SEC on March 16, 2015.

This Amendment No. 16 to Schedule 13D is filed by each of Independence Holding Company, a Delaware corporation ("IHC"), and Madison Investors Corporation, a Delaware corporation ("MIC"), pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934. This Amendment No. 16 to Schedule 13D amends and supplements the Schedule 13D (as previously amended, the "Schedule 13D") originally filed with the Securities and Exchange Commission on August 8, 2002 relating to the common stock, par value $0.01 per share (the "Common Stock"), of American Independence Corp., a Delaware corporation (the "Company"). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following to the end thereof:

On March 24, 2015, MIC acquired a total of 157,855 shares of Common Stock from an existing shareholder of the Company in aggregate consideration of a payment of $1,608,542.45 in cash.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following to the end thereof:

IHC acquired beneficial ownership of the shares of Common Stock to which the most recent amendment to this Schedule 13D relates for investment purposes and to increase its equity interest in the Company.

Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended to add the following to the end thereof:

On March 24, 2015, IHC and its direct and indirect subsidiaries, collectively, beneficially owned an aggregate of 7,423,151 shares of Common Stock, representing approximately 91.2% of the outstanding shares of Common Stock based upon 8,079,215 shares of Common Stock issued and outstanding as of December 31, 2014, as reported on the Company's Annual Report on Form 10-K, filed with the SEC on March 16, 2015. Of such 7,423,151 shares of Common Stock, pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, IHC disclaimed beneficial ownership as to the shares owned by its indirect, wholly owned subsidiary, as follows: 4,622,356 shares owned by MIC.

Paragraph (b) of Item 5 of the Schedule 13D is hereby amended to add the following to the end thereof:

IHC has sole voting and dispositive power over 2,800,795 shares of Common Stock.

MIC has sole voting and dispositive power over 4,622,356 shares of Common Stock.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended to add the following to the end thereof:

Other than as reported by this Schedule 13D, no person reporting hereunder has effected any transaction in shares of Common Stock during the sixty days preceding the date of the most recent amendment hereto.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

99.4   Agreement of Joint Filing

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 3, 2015

INDEPENDENCE HOLDING COMPANY

By: /s/ Loan T. Nisser_____
    Loan T. Nisser, Vice President

MADISON INVESTORS CORPORATION

By: /s/ Teresa A. Herbert _____
    Teresa A. Herbert, Senior Vice President

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Amendment to Schedule 13D (the "Amendment") to which this Agreement is attached as an exhibit, and agree that such Amendment, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 3, 2015.

INDEPENDENCE HOLDING COMPANY

By: /s/ Loan T. Nisser
     Loan T. Nisser, Vice President

MADISON INVESTORS CORPORATION

By: /s/ Teresa A. Herbert
     Teresa A. Herbert, Senior Vice President